OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE (310) 208-8800 FACSIMILE (310) 443-6690

STEPHEN I. CHAZEN
PRESIDENT
AND
CHIEF FINANCIAL OFFICER

Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

July 13, 2010

Via Facsimile and U.S. Mail

United States Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Attention:                                         Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Re:                             Occidental Petroleum Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Schedule 14A filed March 23, 2010

Response Letter Dated May 7, 2010

Response Letter Dated June 14, 2010

File No. 001-9210

Dear Mr. Schwall:

The information set forth below is submitted in response to your comments on the referenced filings, as set forth in your July 9, 2010 letter.  Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2009 Form 10-K.  The numbered paragraph and headings correspond to the numbered paragraph and headings of your letter.

Occidental Response to SEC Letter	July 13, 2010

Form 10-K for the Fiscal Year ended December 31, 2009

Supplemental Oil and Gas Information (Unaudited), page 71

1.                                      We note your response to prior comment five.  Please confirm that you will include in your tables amounts related to your non-controlling interests in consolidated subsidiaries in future filings, as contemplated by ASC 932-235-50-8(a).

Response to Comment 1

We confirm that we will include in our tables amounts related to our non-controlling interests in consolidated subsidiaries in our future Annual and Quarterly Reports.

Occidental acknowledges that:

•                  Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•                  Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ Stephen I. Chazen

Stephen I. Chazen
President and
Chief Financial Officer